Exhibit 99

NORTHWEST BANK 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

NORTHWEST BANK 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Northwest Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Northwest Bank 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2007.

Pittsburgh, Pennsylvania
June 25, 2021

NORTHWEST BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Noninterest-bearing cash	$33,295	25,757
Investments at fair value	253,184,488	252,336,408
Dividends receivable	27,698	69,633
Notes receivable from participants	3,079,590	3,033,401
Total assets	256,325,071	255,465,199
Liabilities:
Due to brokers	21,759	30,920
Net assets available for benefits	$256,303,312	255,434,279

See accompanying notes to financial statements.

NORTHWEST BANK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2020	2019
Additions to net assets attributed to:
Net appreciation in fair value of investments	$2,975,198	24,302,148
Dividends and interest	5,956,363	6,641,943
Total investment income	8,931,561	30,944,091

Interest income on notes receivable from participants	170,657	179,556

Contributions:
Employer (net of forfeitures)	4,003,456	3,373,619
Participants	9,224,365	7,844,304
Rollovers	989,090	999,385
Total contributions	14,216,911	12,217,308
Total additions	23,319,129	43,340,955

Deductions from net assets attributed to:
Benefit payments to participants	22,450,096	23,975,474
Net increase prior to transfers	869,033	19,365,481

Transfer from Union Community Bank 401(k) Profit Sharing Plan	—	6,954,910
Total transfers	—	6,954,910

Net increase	869,033	26,320,391

Net assets available for benefits:
Beginning of year	255,434,279	229,113,888

End of year	$256,303,312	255,434,279

See accompanying notes to financial statements.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

(1)                                 Description of the Plan

The following description of the Northwest Bank 401(k) Plan (the "Plan" or the "Plan Sponsor") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)         General

The Plan is a defined contribution plan of Northwest Bank (the "Bank" or the "Plan Sponsor"), a subsidiary of Northwest Bancshares, Inc. (the "Company"), a Maryland corporation. The Company is a savings and loan holding company headquartered in Warren, Pennsylvania. The Northwest Bank Trust Department is the named trustee of the Plan (the "Trustee") and is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance and reports to the Trustee of the Plan. Full-time and part-time employees, who are 21 or older, are eligible to contribute to the Plan as soon as administratively possible upon employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All Northwest Bancshares, Inc. shares held within this plan are allocated shares.  Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service.  A year of service is defined as 12 consecutive months with at least 1,000 hours of service.

On March 8, 2019, the Company completed the merger with Donegal Financial Services Corporation ("DFSC"), the holding company for Union Community Bank ("UCB"). At that time, employees previously eligible to participate in the Union Community Bank 401(k) Profit Sharing Plan (the "UCB Plan") became fully-vested participants in the Plan with prior service counted towards eligibility criteria of the Plan. During 2019, the UCB Plan net assets available for benefits of approximately $7.0 million were transferred into the Plan.

(b)         Contributions

Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under Internal Revenue Code (“IRC”) Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ("IRS") ($19,500 for 2020, and $19,000 for 2019). Participants of the Plan who are or will be 50 years old by the Plan year-end may elect to defer a catch-up contribution in excess of this limit. The maximum catch-up contribution allowable by the IRS was $6,500 for 2020, and $6,000 for 2019.  Effective April 1, 2015, the Plan was amended to allow participants to designate all or a portion of their deferral contributions as after-tax contributions into a Roth account. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participant. Participants direct the investment of all contributions into various investment options offered by the Plan. Effective April 1, 2019, the Bank's employer 401(k) match will be invested consistent with the employee's investment election(s). Previously, all Bank contributions were made in cash for the immediate purchase of the Company's common stock. Employees will still have the option of continuing to invest in the Company's common stock within the Plan. Participants can also elect to have any Company common stock dividends paid out to them in cash or have them automatically reinvested in the Company's common stock. For the years ended December 31, 2020 and 2019, $820,964 and $777,313 in dividends from Company common stock were paid to participants in cash, respectively.

As of January 1, 2017, the Bank contributes 100% of the first 4% of the eligible bi-weekly compensation that a participant contributes to the Plan. Prior to 2017, the Bank contributed 50% of the first 6% of the eligible bi-weekly compensation that a participant contributed to the Plan. Additional amounts may be contributed at the option of the Plan’s Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2020 or 2019.  Contributions are subject to certain limitations.

(c)          Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Bank's matching and discretionary contributions and Plan earnings.  Allocations are based on participant earnings, account balances or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

(d)         Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  As of January 1, 2017, vesting in the Bank's matching and discretionary contributions plus earnings thereon is 100%. Vesting of Bank contributions made prior to 2017 is based on years of continuous service as outlined below.

Percentage of
Vesting years	interest vested
Fewer than 2	—%
2	20%
3	40%
4	60%
5	80%
6	100%

(e)          Benefit Payments

Upon termination of service, permanent disability, retirement, or death, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Active participants may apply for a hardship withdrawal for the purchase of the participant’s principal residence, to pay tuition or related post-secondary educational expenses, to pay certain medical or funeral expenses, or to prevent eviction from or foreclosure on the participant’s principal residence.  At any time, active participants may elect to withdraw all or a portion of their rollover contributions or contributions transferred from a separate qualified plan. Effective May 20, 2020, the Plan was amended to permit in-service distributions for employees who have attained age 59 1/2.

(f)           Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested balance or $50,000. See also CARES Act disclosure below. The loans are secured by the balances in the participant’s account and bear interest at a fixed rate of the Bank's published prime rate plus 1% at the time the loan was originated (4.25% to 6.50% at December 31, 2020).  All loans are subject to specified repayment terms and must be repaid within a five-year period.  Each participant may be eligible to take up to two loans at a time.  At December 31, 2020 and 2019, notes receivable from participants totaled $3,079,590 and $3,033,401, respectively.

(g)          Forfeitures

Forfeited non-vested account balances are used to reduce Bank contributions or pay Plan expenses.  As of December 31, 2020 and 2019, the forfeited balances available were not significant.  Forfeitures used to offset Bank contributions were $32,325 and $77,442 for the years ended December 31, 2020 and 2019, respectively.  Forfeitures used to offset Plan expenses were $0 and $1,079 for the years ended December 31, 2020 and 2019, respectively.

(h)             Employer Stock Account

Voting rights with respect to Qualifying Employer Securities will be passed through to Participants. Participants will be allowed to direct the voting rights of Qualifying Employer Securities for any matter put to the vote of shareholders. Before each meeting of shareholders, the Employer shall cause to be sent to each person with power to control such voting rights a copy of any notice and any other information provided to shareholders and, if applicable, a form for instructing the Trustee how to vote at such meeting (or any adjourmnent thereof) the number of full and fractional shares subject to such person's voting control. The Trustee may establish a deadline in advance of the meeting by which such forms must be received in order to be effective. Each Participant shall be entitled to one vote for each share credited to his Account. If some or all of the Participants have not directed or have not timely directed the Trustee on how to vote, then the Trustee shall vote such Qualifying Employer Securities in the same proportion as those shares of Qualifying Employer Securities for which the Trustee has received proper direction for such matter.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

(i) SECURE and CARES Act

In February 2020, the Plan Sponsor adopted certain provisions of the Setting Every Community Up for Retirement Enhancement (SECURE Act) related to required minimum distributions and the limitation of life-time or "stretch" distributions to remain compliant under the applicable laws and regulations. Participants should consult the plan document for additional information. March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law which provides plan, plan sponsor, and participant relief. The Plan Sponsor agreed to implement the provisions of the CARES Act as it relates to the Plan. The most significant items within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Plan Sponsor provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants' vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.

(2)                                 Summary of Significant Accounting Policies

(a)         General

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principals ("U.S. GAAP").

In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” This guidance removes, modifies and adds disclosure requirements for fair value measurements. On January 1, 2020, the Company adopted ASU 2018-13 on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. The adoption of this standard did not have any effect on our results of operations or financial position. Refer to Note 4, "Fair Value Measurements".

(b)         Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation/(depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on investments bought and sold as well as held during the year.

(d)         Distributions to Participants

Distributions to participants are recorded when paid by the Trustee.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

(e)          Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

(f)            Notes Receivable

Notes receivable are measured at their unpaid principal balance plus accrued unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Interest income is recorded on an accrual basis. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 and 2019 as we expect to collect all amounts due.

     (g)         Administrative Expenses

Quarterly administrative fees, loan processing fees and distribution fees are paid by participants of the Plan.  These fees are not significant and are classified within benefit payments to participants in the accompanying statements of changes in net assets available for benefits. The asset management fees, as well as other administrative expenses, are paid by the Bank and, as such, are not reflected as expenses of the Plan.

(3)                                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(4)                                 Fair Value Measurements

Financial assets and liabilities recognized or disclosed at fair value on a recurring basis and certain financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis are accounted for using a three-level hierarchy of valuation technique based on whether the inputs to those valuation techniques are observable or unobservable.  This hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest level input that has a significant impact on fair value measurement is used.

Financial assets and liabilities are categorized based upon the following characteristics or inputs to the valuation techniques:

•Level 1 - Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in actively traded markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets or liabilities that are actively traded.  Level 2 also includes pricing models in which the inputs are corroborated by market data, for example, matrix pricing.

•Level 3 - Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Level 3 inputs include the following:

•Quotes from brokers or other external sources that are not considered binding;

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

•Quotes from brokers or other external sources where it cannot be determined that market participants would in fact transact for the asset or liability at the quoted price; and
•Quotes and other information from brokers or other external sources where the inputs are not deemed observable.

The Plan is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Plan performs due diligence to understand the inputs used or how the data was calculated or derived.  The Plan corroborates the reasonableness of external inputs in the valuation process.

The following table represents the Plan’s investments measured at fair value on a recurring basis at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$162,771,829	—	—	162,771,829
Money market fund	22,702,077	—	—	22,702,077
Northwest Bancshares, Inc. common stock	66,734,732	—	—	66,734,732
Total assets in the fair value hierarchy	252,208,638	—	—	252,208,638
Investments measured at net asset value (a)	—	—	—	975,850
Total investments at fair value	$252,208,638	—	—	253,184,488

The following table represents the Plan’s investments measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$143,767,518	—	—	143,767,518
Northwest Bancshares, Inc. common stock	89,021,088	—	—	89,021,088
Total assets in the fair value hierarchy	232,788,606	—	—	232,788,606
Investments measured at net asset value (a)	—	—	—	19,547,802
Total investments at fair value	$232,788,606	—	—	252,336,408

 (a) Certain investments that are measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

Mutual funds - Shares of mutual funds are valued at the quoted NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stock held are valued at the quoted market price on the last business day of the year.

Investments measured at NAV - Collective trust funds are valued based upon the units of the collective trust funds held by the Plan at year end times the respective unit value. The collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds, less liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust,

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2020 and 2019

the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion. The Plan’s investment in the funds is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the funds at December 31, 2020 or 2019.

(5)                                 Investment Concentrations

At December 31, 2020 and 2019, the following investments, which represents ten percent or more of net assets available for benefits, were held by the Plan:

	2020		2019
	Shares	Fair value	Shares	Fair value
Northwest Bancshares, Inc. common stock	5,238,205	$66,734,732	5,353,042	$89,021,088

Mutual funds:
T. Rowe Price Blue Chip Growth Fund	159,143	$26,341,259	173,514	$21,576,522

(6)                                 Tax Status

A favorable determination letter was received from the IRS on July 13, 2016 stating that the Plan is designed in accordance with Section 401(a) of the IRC and the related trust is exempt from tax under Section 501(a) of the IRC.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

(7)                                 Related Party and Party-In-Interest Transactions

Certain plan investments consist of shares of Company common stock and loans to participants which are secured by the balances in the participant accounts. The Bank is the Plan Sponsor and the Company is the Parent Company of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions that are exempt under ERISA. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

During 2020, the Plan purchased 679,989 shares of Company common stock at an aggregate cost of $7,592,882 and sold 663,431 shares of Company common stock for total proceeds of $7,358,581. During 2020, 131,395 shares were transferred out of the Plan to participants’ individual brokerage accounts. During 2019, the Plan purchased 353,750 shares of Company common stock at an aggregate cost of $6,221,185 and sold 585,723 shares of the Company common stock for total proceeds of $10,578,863. During 2019, 36,600 shares were transferred out of the Plan to participants’ individual brokerage accounts.  Plan participants received $4,017,711 and $3,938,900 in dividends on the Company's common stock during 2020 and 2019, respectively.

(8)     Subsequent Events
    On April 24, 2020, the Company completed the merger with MutualFirst Financial, Inc., the holding company for MutualBank (collectively referred to as "MutualBank"). MutualBank had established the MutualBank Employee Stock Ownership and 401(k) plan ("MutualBank Plan") for its employees. Due to the uncertainty of the economy related to the impact of COVID-19, the Company postponed the merger of the MutualBank Plan into the Plan. The MutualBank Plan was frozen to new participants and contributions as of April 24, 2020. Effective February 8, 2021, the MutualBank Plan merged into the Plan and all assets transferred on February 9, 2021.

NORTHWEST BANK 401(k) PLAN
EIN: 23-2790930
Plan Number: 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of issuer, borrower, lessor, or similar party	Description of investments	Cost	Current value
	Money market fund:
Federated Investors, Inc.	Federated Hermes Prime Cash Obligation #851	N/R	$22,702,077
	Mutual funds:
BNY Mellon	BNY Mellon Midcap Index Fund	N/R	1,446,804
Cohen Steers	Cohen Steers Realty Shares Income Fund	N/R	1,152,286
Credit Suisse Group	Credit Suisse Commodity Return Strategy Fund	N/R	517,591
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	N/R	1,352,422
Dimensional Fund Advisors	DFA International Core Equity Fund	N/R	1,261,401
Federated Investors, Inc.	Federated Clover Small Value Fund	N/R	803,776
Franklin Templeton	Franklin Small Cap Growth II Fund	N/R	5,735,800
Glenmede Investment Management	Glenmede Small Cap Blend Fund	N/R	1,599,349
Harding International	Harding Loevner International Eq Ins	N/R	5,756,126
MFS Investment Management	MFS Emerging Markets Debt Fund	N/R	392,531
PIMCO Advisors	PIMCO Foreign Bond Fund	N/R	515,711
PIMCO Advisors	PIMCO High Yield Bond Fund	N/R	1,432,883
T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	N/R	26,341,259
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	N/R	11,827,862
The Vanguard Group	Vanguard 500 Index Fund	N/R	13,186,376
The Vanguard Group	Vanguard Balanced Index Fund	N/R	8,454,024
The Vanguard Group	Vanguard Inflation Protected Fund	N/R	1,837,999
The Vanguard Group	Vanguard Selected Value Fund	N/R	9,481,483
The Vanguard Group	Vanguard Target Retirement 2015 Fund	N/R	4,254,953
The Vanguard Group	Vanguard Target Retirement 2025 Fund	N/R	15,882,791
The Vanguard Group	Vanguard Target Retirement 2035 Fund	N/R	11,295,258
The Vanguard Group	Vanguard Target Retirement 2045 Fund	N/R	12,446,000
The Vanguard Group	Vanguard Target Retirement 2055 Fund	N/R	4,476,556
The Vanguard Group	Vanguard Target Retirement 2065 Fund	N/R	282,000
The Vanguard Group	Vanguard Target Retirement Income Fund	N/R	1,204,037
The Vanguard Group	Vanguard Total Bond Market Index Fund	N/R	7,074,134
The Vanguard Group	Vanguard Windsor II Fund	N/R	12,760,417
	Total mutual funds		162,771,829
	Collective trust funds:
Metlife	Reliance Metlife Stable Value Series	N/R	975,850

	Employer securities:
* Northwest Bancshares, Inc.	Northwest Bancshares, Inc. common stock	N/R	66,734,732

* Plan participants	Loans to participants (532 loans outstanding at 4.25% - 6.50% with maturity dates through 2024)	$—	3,079,590
			$256,264,078

N/R	- Participant directed investment, cost not required to be reported
*	- Parties in interest, as defined by ERISA